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                         August 11, 2021

       Thomas Freeburg
       Chief Financial Officer
       Interpace Biosciences, Inc.
       Morris Corporate Center 1, Building C
       300 Interpace Parkway
       Parsippany, NJ 07054

                                                        Re: Interpace
Biosciences, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 1, 2021
                                                            File No. 000-24249

       Dear Mr. Freeburg:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.
 Thomas Freeburg
FirstName  LastNameThomas
Interpace Biosciences, Inc. Freeburg
Comapany
August  11, NameInterpace
            2021           Biosciences, Inc.
August
Page  2 11, 2021 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
81

1. Within management's assessment of disclosure controls and procedures, we note that you identify material weaknesses within the Company's internal control over financial reporting. Item 308(a)(3) of Regulation S-K prohibits management from concluding internal control over financial reporting is effective when one or more material weaknesses exist. However, you state management determined that you maintained effective internal control over financial reporting at December 31, 2020. Please amend the filing to comply with Item 308(a)(3) of Regulation S-K or explain to us why no such revision is required.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences